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    As filed with the Securities and Exchange Commission on December 17, 2004

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 4
                                  SCHEDULE TO-I

        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                        Securities Exchange Act of 1934

                             NABORS INDUSTRIES, INC.
                             NABORS INDUSTRIES LTD.
                       (Name of Subject Company (issuer))

                             NABORS INDUSTRIES, INC.
                             NABORS INDUSTRIES LTD.
                        (Name of Filing Person (offeror))

                 ZERO COUPON SENIOR EXCHANGEABLE NOTES DUE 2023
                         (Title of Class of Securities)

                                    629568AK2
                                    629568AJ5
                      (CUSIP Number of Class of Securities)

                                 BRUCE M. TATEN
                       VICE PRESIDENT AND GENERAL COUNSEL
                         NABORS CORPORATE SERVICES, INC.
                        515 WEST GREENS ROAD, SUITE 1200
                              HOUSTON, TEXAS 77067
                                 (281) 874-0035
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:
                                RONALD C. BARUSCH
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP
                           1440 NEW YORK AVENUE, N.W.
                             WASHINGTON, D.C. 20005
                                 (202) 371-7000

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION(a)                                    AMOUNT OF FILING FEE
     $700,000,000                                                $88,690.00*

(a) Determined pursuant to Rule 0-11(b)(1) of the Securities and Exchange Act of 1934, as amended. Based upon the maximum amount of cash that might be paid for Nabors Industries, Inc.'s Zero Coupon Senior

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         Exchangeable Notes Due 2023 (the "Old Securities"), guaranteed by
         Nabors Industries Ltd., assuming that all outstanding Old Securities are purchased at a price of $1,000 per $1,000 principal amount. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 7 issued by the Securities and Exchange Commission on January 26, 2004, equals $126.70 per $1,000,000 of the maximum aggregate price at which Old Securities are proposed to be purchased.

* Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ]      third party tender offer subject to Rule 14d-1
[X]      issuer tender offer subject to Rule 13e-4
[ ]      going-private transaction subject to Rule l3e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]


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         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO-I originally filed with the Securities and Exchange Commission on November 12, 2004, as amended and supplemented by Amendment No. 1 thereto, filed on December 2, 2004, by Amendment No. 2 thereto, filed on December 7, 2004 and by Amendment No. 3 thereto, filed on December 13, 2004 (as amended and supplemented, the "Schedule TO-I") by Nabors Industries, Inc., a Delaware corporation (the "Company"), and the Company's parent, Nabors Industries Ltd., a Bermuda exempted company ("Nabors" and, together with the Company, the "Offerors"), relating to the Offerors' offer to exchange $1,000 principal amount of the Company's Series B Zero Coupon Senior Exchangeable Notes Due 2023 (the "New Securities"), guaranteed by Nabors, for each $1,000 principal amount of validly tendered and accepted outstanding of the Company's Zero Coupon Senior Exchangeable Notes Due 2023.

         The Exchange Offer was made upon the terms and subject to the conditions contained in the offering circular dated November 12, 2004 (as amended and supplemented by Amendments No. 1, 2 and 3, the "Offering Circular") and the related Letter of Transmittal, which are incorporated herein by reference. This Amendment No. 4 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended. Copies of the Offering Circular and the Letter of Transmittal were previously filed with the Schedule TO-I as Exhibits (12)(a)(1)(i) and
(12)(a)(1)(ii), respectively. Capitalized terms have the same meanings as in the Schedule TO-I and the Offering Circular.

         The information in the Offering Circular and the Letter of Transmittal is incorporated in this Amendment No. 4 to the Schedule TO-I by reference in response to all of the applicable items in the Schedule TO-I, except that such information is hereby amended and supplemented to the extent specifically provided herein.

         This Amendment No. 4 is the final amendment to the Schedule TO-I.

ITEM 4 (TERMS OF THE TRANSACTION) AND ITEM 11 (ADDITIONAL INFORMATION).

         Items 4 and 11 of the Schedule TO-I are hereby amended and supplemented by adding the following:

         As previously reported, the Exchange Offer expired at midnight, New York City time, on Friday, December 10, 2004 (the "Expiration Date"). As of the Expiration Date, $686.393 million aggregate principal amount of the issued and outstanding Old Securities had been properly tendered for exchange by delivery of the Old Securities and a Letter of Transmittal to the Exchange Agent. On December 13, 2004, the Offerors announced their acceptance of such Old Securities and, in exchange, the Company issued a like principal amount of the New Securities. An additional $7.627 million aggregate principal amount of Old Securities has been tendered for exchange pursuant to the notice of guaranteed delivery procedures described in the Offering Circular, which Old Securities and Letters of Transmittal have now been delivered to the Exchange Agent. Accordingly, the Offerors have accepted $694.020 million aggregate principal amount of Old Securities, representing in excess of 99%, of the issued and outstanding Old Securities, and, in exchange, will issue a like principal amount of the New Securities. Following the issue of such additional New Securities, $5.98 million aggregate principal amount of Old Securities will be outstanding.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Nabors Industries, Inc.


                                       By:   /s/ Bruce P. Koch
                                          --------------------------------------
                                          Name:  Bruce P. Koch
                                          Title: Vice President - Finance &
                                                 Chief Financial Officer


Dated: December 17, 2004


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Nabors Industries Ltd.


                                       By:   /s/ Daniel McLachlin
                                          --------------------------------------
                                          Name:  Daniel McLachlin
                                          Title: Vice President - Administration
                                                 & Secretary


Dated: December 17, 2004

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